

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

June 11, 2010

Mr. Loren M. Starr
Chief Financial Officer
Invesco Ltd.
1555 Peachtree Street N.E., Suite 1800
Atlanta, Georgia 30309

       RE: Invesco Ltd.
             Form 10-K for the Year Ended December 31, 2009
             Form 10-Q for the Period Ended March 31, 2010
             Definitive Proxy Statement on Schedule 14A filed on
             March 29, 2010
             Prospectus Supplement filed on May 20, 2009
             File No. 1-13908

Dear Mr. Starr:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Repurchase of Equity Securities, page 23

2. Please provide a "Total" figure in your equity repurchases table. See Item 703(a) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Investment Capabilities Performance Overview, page 27

3. Please expand disclosures to provide readers with a meaningful understanding of the performance of each of your significant funds. For each significant fund, please describe the underlying types of investments and overall strategy involved in the fund. Disclose the annualized returns for the periods presented as well as the inception to date returns. Although you are in the best position to determine which funds warrant expanded disclosures, we ask that you consider providing expanded disclosure for each fund that:
   * had, or is expected to have, a material impact on fee income in relation to your consolidated results;
   * comprises a material amount of total AUM;
   * had, or is expected to have, material investments or redemptions in relation to total AUM; or
   * had, or is expected to have, material market appreciation or depreciation in relation to total AUM.

Assets Under Management, page 28

4. Please disclose the nature of the cash flows that are included in the line items titled long-term inflows and long-term outflows. Also discuss the underlying reasons for movements in these line items.

AUM by Channel, page 29

5. You present rollforwards of your AUM by Channel from January 1, 2007 to December 31, 2009 for your retail, institutional and private wealth management channels to the prior year results. Please provide a robust discussion regarding the underlying reasons for the changes in components of cash flows, market gains and losses/reinvestment, and foreign currency translation by channel.

Results of Operations for the Year Ended December 31, 2009, Compared with the Year Ended December 31, 2008

6. Provide a more comprehensive analysis of the factors that impacted your investment management fees, service and distribution fees, performance fees and other, operating expenses and other income (expense) ensuring that you address specific underlying causes for the change in specific line items. If necessary, you may need to address the changes at the fund level or at least identify and quantify the impact on your results by material changes in funds. In addition, you should discuss any known or anticipated trends that have and/or may continue to impact your results of operations. Your discussion and analysis should provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. In addressing this comment, specifically address the following:

    • Discuss the extent to which material decreases in revenues are attributable to decreases in average AUM, changes in mix of AUM, foreign exchange movements, market gains and losses, or new funds established. For example, you indicate that the investment management fees decreased due to decreases in average AUM during the year, changes in mix of AUM and foreign exchange movements. Please expand your explanation of this decrease to address whether this may continue in the future, the impact on future revenues and the reasons for the increase in market gains or plans to increase new funds.

    • You indicate on page 11 that your investment management fees vary with the type of assets being managed, with higher fees earned on actively managed equity and balanced accounts, along with real estate and alternative asset products, and lower fees earned on fixed income, money market and stable value accounts. Expand your discussion and analysis to address if and to what extent variations in the type of assets being managed impacted your revenues on a period by period basis.

    • Discuss to the extent material, the reasons for changes in operating expenses. In particular, you indicate that the decrease in employee compensation was due to decreases in variable compensation, including decreases in discretionary and investment performance-based staff bonuses, decreases in base salary costs resulting from decreases in headcount and foreign exchange rate movements. However, you do not discuss the reason for the changes in the factors identified. Please provide more insight into the reasons for the changes in employee compensation.

    • Quantify each factor you cite as impacting your operations. For example, you disclose that general and administrative expenses declined due to several factors including an insurance recovery of $9.5 million, foreign exchange movement, and general disciplined expense management measures, including reduced travel and entertainment and professional services expenses recorded during the year ended December 31, 2009. However you do not quantify the impact attributed to each component other than the insurance recovery.

- Expand your discussion of other income and expenses to indicate why earnings in your joint venture investments in China declined as well as why there were net losses in certain of your partnership investments.

- Expand your discussion to discuss the components of net realized gains (losses) and net unrealized gains (losses) of consolidated investment products to include a discussion of your realized gains, realized losses, unrealized gains from changes in fair value of the investments and unrealized losses from changes in fair value of the investments. Provide insight into reasons for changes in these underlying components.

- Provide a comprehensive discussion of the nature of the non-controlling interest in consolidated entities for each period presented as well as how such amounts are determined. In this regard, specifically address why the losses attributable to non-controlling interest in consolidated entities increased to $113.2 million for the year ended December 31, 2009.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. Improvements should be made at the consolidated level to provide quantification of amounts and further clarification throughout your discussion for a reader's full understanding of your results of operations. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources

Operating Activities, page 45

7. You indicate that cash provided by operating activities in 2009 was $362.7 million, a decrease of $162.8 million or 31% over 2008. You have discussed the some of the components that resulted in the change in cash flows from operations for the year ended December 31, 2009. However, it is still not clear from your disclosure what caused the significant decrease in cash provided by operating activities in 2009. Please provide a more robust discussion of the components that result in the decrease in cash provided by operating activities as well as the underlying reasons for the changes in the components compared to the prior year.

Critical Accounting Policies and Estimates

Goodwill, page 52

8. On page 52, you disclose that none of your components are considered individual reporting units as complete operating results are not available for each separate component. This is not the basis for determining components under SFAS 142. In a previous review by the Staff, you provided a comprehensive analysis in your response to comment four from our letter dated May 28, 2009 indicating that your components are not reporting units pursuant to paragraph 30 of SFAS 142 (FASB ASC 350-20-35-34). Please revise your current disclosure to more accurately indicate how you have determined that your components are not reporting units.

Financial Statements

Note 17 – Share-Based Compensation

Share Options, page 104

9. You disclose that you maintain two historical option plans with outstanding share options: the 2000 Share Option Plan and the No. 3 Executive Share Option Scheme   You state that the share option exercise prices are denominated in Pounds Sterling. Given that your exercise price is denominated in Pounds Sterling, please tell us what consideration you gave to whether your share options contain a condition that is not a market, performance or service condition. Please also revise your filing to disclose how you account for these share options. Refer to FASB ASC 718-10-25-13 and 14.

Item 9A. Controls and Procedures, page 116

10. We note that you have set forth the disclosure required by Item 308(c) of Regulation S-K on page 62, immediately after management's annual report on internal control over financial reporting. Please either provide this disclosure under Item 9A of Form 10-K or provide an appropriate cross-reference under Item 9A to the location within the annual report where the disclosure is located.

Item 15. Exhibits and Financial Statement Schedules, page 121

11. It appears that you have omitted the schedules and exhibits referenced in your Credit Agreement dated June 9, 2009. Please file with your next Exchange Act report a complete copy of this credit agreement, which should include all

schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation
S-K.

12. Please file with your next Exchange Act report Mark Amour's employment
agreement, which your disclosure on page 23 of your definitive proxy statement
filed on March 29, 2010 suggests is in effect. See Item 601(b)(10)(iii)(A) of
Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed on March 29, 2010

Corporate Governance

Board's Role in Risk Oversight, page 11

13. We note your disclosure that your board has concluded that your compensation
policies and practices for all employees do not create risks that are reasonably
likely to have a material adverse effect on the company. Please advise us as to
the process you undertook to reach this conclusion.

Form 10-Q for the Period Ended March 31, 2010

General

14. Please discuss the above comments in your interim filings as well.

Condensed Consolidated Statement of Changes in Equity, page 6

15. Please tell us why your retained earnings appropriated for investors in
consolidated investment products is not part of non-controlling interest in the
statement of changes in equity as of March 31, 2010. In footnote 13, please tell
us why your $6,914 parent equity as of March 31, 2010 does not agree to your
$7,303.0 consolidated total equity attributable common shareholders. Provide
clarifying disclosures as necessary.

Management's Discussion and Analysis of Financial Condition and Results of
Operations

Schedule of Non-GAAP Information, page 50

16. Please tell us supplementally and revise your disclosures to clarify what your
Non-GAAP financial measures of adjusted cash operating income, adjusted
cash operating margin and adjusted cash EPS represent and describe how these

specific Non-GAAP financial measures are used. Please tell us whether these Non-GAAP financial measures are used to evaluate performance or liquidity. If you conclude that adjusted cash operating income and adjusted cash operating margin are not liquidity measures, then please prospectively change the title of these measures to delete the word "cash". Alternatively, if you conclude that these measures are useful as a liquidity measure, then these measures should be reconciled to the most comparable GAAP liquidity measure and the presentation should be revised to include the GAAP operating, investing and financing cash flow amounts.   Please also delete the "adjusted cash EPS" disclosure if you use this measure as a liquidity measure. See the corresponding guidance in C&DI sections 102.05-.07 available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. This comment may also pertain to your Form 8-K press release filed on March 12, 2010. Please fully comply with paragraph (e)(1)(i) of Item 10 of Regulation S-K. Refer also to Instruction 2 of Item 2.02 of Form 8-K and C&DI section 105.06 as referenced above.

<p style="text-align:center"><u>Prospectus Supplement filed on May 20, 2009</u></p>

17. We note the prospectus supplement you filed pursuant to Rule 424(b)(2) on May 20, 2009 relating to the automatic shelf registration statement on Form S-3 (Reg. No. 333-159312) you filed on May 18, 2009. We are unable to locate a legality opinion for the specific securities sold in the takedown. Please advise us as to the status of this opinion. Please refer to Question 118.02 of our Compliance and Disclosure Interpretation for 1933 Act Forms, which is available on our website.

<p style="text-align:center">*   *   *   *</p>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney at (202) 551-3330 or Dietrich King, Staff Attorney at (202) 551-3338 with any other questions.

Sincerely,

Rufus Decker
Accounting Branch Chief